UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

On February 10, 2026, Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held (i) an extraordinary general meeting of holders of Class A ordinary shares of the Company (the “Class A Holders Meeting”) at 9:00 a.m. Eastern Time, followed by (ii) an extraordinary general meeting of shareholders of the Company (the “All Holders Meeting”) at 9:30 a.m. Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017.

Each Class A ordinary share, par value $0.001 per share of the Company (the “Class A Ordinary Share”) is entitled to one (1) vote, and each Class B ordinary share, par value $0.001 per share of the Company (the “Class B Ordinary Share” and, together with the Class A Ordinary Shares, collectively, the “Ordinary Shares”) is entitled to one hundred (100) votes.

Class A Holders Meeting

Holders of a total of 15,096,733 Class A Ordinary Shares out of a total of 25,754,124 Class A Ordinary Shares issued and outstanding and entitled to vote at the Class A Holders Meeting have voted. Therefore, a quorum of more than one-third of all votes attaching to the total issued and outstanding Class A Ordinary Shares in the Company as of the record date of November 26, 2025 was reached. The final voting result for one matter submitted to a vote of holders of Class A Ordinary Shares at the meeting is as follows:

1.	The Voting Rights Variation Proposal

The holders of the Class A Ordinary Shares approved the following:

It is resolved, as a special resolution in accordance with Article 9.1 of the Company’s articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.001 each in the capital of the Company resulting from the number of votes holders of Class B ordinary shares of par value US$0.001 each in the capital of the Company (the “Class B Ordinary Shares”) are entitled to cast on a poll being increased from 100 votes to 1,000 votes for each Class B Ordinary Share they hold (the “Voting Rights Variation”) is approved.

On February 9, 2026, the Company also obtained the written consent of the sole holder of Class B Ordinary Shares with respect to the Voting Rights Variation separately.

For	Against	Abstain
15,085,755	10,328	650

All Holders Meeting

Holders of a total of 21,543,564 Ordinary Shares (consisting of 16,543,792 Class A Ordinary Shares and 4,999,772 Class B Ordinary Shares), out of a total of 30,753,896 shares (consisting of 25,754,124 Class A Ordinary Shares and 4,999,772 Class B Ordinary Shares) issued and outstanding and entitled to vote at the All Holders Meeting have voted. Therefore, a quorum of more than one-third of all votes attaching to the total issued voting shares in the Company as of the record date of November 26, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. The Share Capital Increase Proposal

The shareholders approved the following:

It is resolved, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$500,000 divided into 450,000,000 Class A ordinary shares with a nominal or par value USD0.001 each and 50,000,000 Class B ordinary shares with a nominal or par value of US$0.001 each to US$20,000,000 divided into 18,000,000,000 Class A ordinary shares with a par value of US$0.001 each and 2,000,000,000 Class B ordinary shares with a par value of US$0.001 each (the “Share Capital Increase”).

For	Against	Abstain
516,464,248	56,063	681

2. The Share Capital Increase Proposal

The shareholders approved the following:

It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form as set forth in Annex A to the proxy statement in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

For	Against	Abstain
516,464,348	55,963	681

3. The Share Consolidation Proposal

The shareholders approved the following:

It is resolved as an ordinary resolution that:

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

For	Against	Abstain
516,465,319	54,992	681

4. The Share Consolidation M&A Amendment Proposal

The shareholders approved the following:

It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.

For	Against	Abstain
516,465,322	54,989	681

5. The Voting Rights AoA Amendment Proposal

The shareholders approved the following:

It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement) from each class of shareholders in accordance with Article 9.1, the Company adopt amended and restated articles of association, substantially in the form set forth in Annex B to this proxy statement, in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation.

For	Against	Abstain
516,461,941	58,370	681

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form S-8 (File No. 333-289791), Form S-8 (File No. 333-288589), Form F-3 (File No. 333-279667) and Form F-3 (File No. 333-283916) to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association adopted on February 10, 2026
3.2	Amended and Restated Articles of Association adopted on February 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: February 10, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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